Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	27583-0001 / CW2435823.1

March 3, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

USA

Attention:	Sandy Eisen

Dear Sirs and Mesdames:

Re: Newcastle Resources Ltd. formerly known as Pan American Gold Corporation Form 20-F/A for Fiscal Year Ended December 31, 2007 Filed July 3, 2008 File No. 0-50112

                              Thank you for your telephone message of March 2, 2009 with respect to the Registration Statement on Form 20-F (the “Form 20-F”) filed by Pan American Gold Corporation, now known as Newcastle Resources Ltd. (the “Company”).

The Company’s current management has engaged a consultant to assist with the completion of the Company’s evaluation and assessment of its internal control over financial reporting. It anticipates that such evaluation and review will be completed next week and it will be in a position to file its amended Form 20-F during the week of March 16, 2009.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH/ljm

cc:	Newcastle Resources Ltd.
Attn: Brent Petterson, CFO

CW2435823.1